FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Disclosure:           “Syngenta expands new planting solutions for sugar cane in Brazil”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, December 6, 2013

Syngenta expands new planting solutions for sugar cane in Brazil

Syngenta today announced the launch of two new products for sugar cane under the company’s exclusive PLENE® brand. Plene Evolve® and Plene PB will help growers increase yields and plant quality by providing healthy young plants with an assurance of genetic purity, vigor and traceability.

In order to maintain productivity, sugar cane producers need to replant cane every five years. Currently most growers use large volumes of suboptimal planting material. Syngenta now offers a more flexible and efficient product of significantly higher quality to help customers build high performance nurseries to supply commercial fields.

Plene Evolve, a young plant that can be mechanically transplanted, accelerates variety renewal through elite genetics. It can be multiplied directly by the customer resulting in increased genetic purity and high productivity.

Plene PB is a pre-germinated seed cane designed to bring a step change in yield to customers with or without established nurseries. The planting process for Plene PB is simple and can cover larger areas, producing better seedlings to be planted in commercial fields. Plene PB offers a superior multiplication rate together with yield, vigor and quality. It also represents a solution to planting gaps, which are an increasing problem in sugar cane fields: a 20 percent gap rate leads to a 6 percent loss of productivity.

Daniel Bachner, Syngenta’s Global Head of Sugar cane, said: “The launch of the PLENE platform has created greater awareness among sugar cane growers of the need to improve productivity through investment. By following our integrated protocols, growers are already achieving 10 to 20 percent increases in yield. These two new launches mark a further step forward for growers and will advance progress towards our commitment under The Good Growth Plan to increase the productivity of sugar cane by 20 percent by 2020, without using more land, water or inputs.”

Syngenta – December 6, 2013 / Page 1 of 2

Syngenta is one of the world's leading companies with more than 27,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life. Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life. For more information about us please go to www.syngenta.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – December 6, 2013 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	December 6, 2013	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration